                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                   WASATCH INTERACTIVE LEARNING CORPORATION
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                                (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)


                                    936794
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                                 (CUSIP Number)


                                 JOHN M. BUSKE
                              PLATO LEARNING, INC.
                           10801 NESBITT AVENUE SOUTH
                          BLOOMINGTON, MINNESOTA 55437
                                 (952)832-1000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    COPY TO:

                              LELAND E. HUTCHINSON
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600


                              FEBRUARY 14, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 936794                  13D                        PAGE 2  OF 10 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    PLATO LEARNING, INC.; FEIN: 36-3660532
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ](1)
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    5,990,377(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,990,277(2)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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(1)  As a result of Voting Agreements (collectively, the "Voting Agreements"), dated as of February 14, 2001, between PLATO Learning, Inc. ("PLATO") and certain stockholders of Wasatch Interactive Learning Corporation: (individually, a "Stockholder" and collectively, the "Stockholders"), PLATO may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Voting Agreements are filed herewith and incorporated herein by reference.

(2) Pursuant to the terms of the Voting Agreements, each Stockholder has agreed to vote: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions. In addition,


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
each of the Stockholders has irrevocably granted to John Murray and John M. Buske in their respective capacity as officers of PLATO, and to any person who shall succeed to any such office of PLATO, a proxy to vote his Wasatch Shares and appoints such officers of PLATO as his attorney-in-fact until the earlier of the effective date of the merger or the termination of the Merger Agreement or such other date specified in the respective Voting Agreement

     Other than described herein, PLATO is not entitled to any other rights as a stockholder of Wasatch as to the Wasatch Shares subject to the Voting Agreements. Other than with respect to the exercise of the irrevocable proxies to vote Wasatch Shares as described above, PLATO expressly disclaims beneficial ownership of the Wasatch Shares that are subject to the Voting Agreements.




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
ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to shares of common stock ("Wasatch Shares"), par value $0.0001, of Wasatch Interactive Learning Corporation, a Washington corporation ("Wasatch"). Wasatch's principal executive offices are located at 5250 South Commerce Drive, Suite 101, Salt Lake City, Utah 84107.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) - (c). This Statement on Schedule 13D is being filed by PLATO Learning, Inc., a Delaware corporation ("PLATO"). PLATO is a provider of computer-based and e-learning instruction and related services and PLATO offers basic to advanced level courseware in reading, writing, math, science, and life and job skills. PLATO's principal executive offices are located at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437.

          Other than executive officers and directors of PLATO, there are no persons or entities controlling or ultimately controlling PLATO.

          (d)-(e). During the last five years neither PLATO nor, to the best of PLATO's knowledge, any of its executive officers and/or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or was subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (c). Each officer and/or director of PLATO is a citizen of the United States of America. The chart below sets forth the name, business address and present principal occupation of each executive officer and/or director of PLATO.

--------------------------------------------------------------------------------------------------------------------
            NAME                        ADDRESS                                 PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------
John Murray                   10801 Nesbitt Avenue South               Director, President and Chief Executive
                              Bloomington, Minnesota 55437             Officer
--------------------------------------------------------------------------------------------------------------------
John M. Buske                 10801 Nesbitt Avenue South               Vice President, Finance and Chief Financial
                              Bloomington, Minnesota 55437             Officer
--------------------------------------------------------------------------------------------------------------------
G. Thomas Ahern               10801 Nesbitt Avenue South               Executive Vice President, Sales and Marketing
                              Bloomington, Minnesota 55437
--------------------------------------------------------------------------------------------------------------------
Wellesley R. Foshay           3150 West Higgins Rd., Ste 155           Corporate Vice President, Instructional
                              Hoffman Estates, IL 60195                Design and Cognitive Learning
--------------------------------------------------------------------------------------------------------------------
David H. LePage               10801 Nesbitt Avenue South               Senior Vice President, Operations
                              Bloomington, Minnesota 55437
--------------------------------------------------------------------------------------------------------------------
Mary Jo Murphy                10801 Nesbitt Avenue South               Vice President, Corporate Controller, Chief
                              Bloomington, Minnesota 55437             Accounting Officer and Assistant Secretary
--------------------------------------------------------------------------------------------------------------------
Frank Preese                  10801 Nesbitt Avenue South               Chief Technology Officer
                              Bloomington, Minnesota 55437
--------------------------------------------------------------------------------------------------------------------




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

--------------------------------------------------------------------------------------------------------------------
            NAME                        ADDRESS                                 PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Steven R. Schuster           10801 Nesbitt Avenue South               Vice President, Treasurer and Corporate
                             Bloomingdale, Minnesota 55437            Secretary
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John C. Super                10801 Nesbitt Avenue South               Corporate Vice President, Strategic Planning
                             Bloomingdale, Minnesota 55437
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Jack R. Borsting             Center for Telecommunications            Director and Executive Director of the
                             Management,                              Center for Telecommunications Management and
                             Marshall School of Business              E. Morgan Stanley Professor of Business
                             DCC-217                                  Administration, University of Southern
                             Los Angeles, CA 90089-0871               California
--------------------------------------------------------------------------------------------------------------------
Hurdis M. Griffith           Rutgers, the State of University         Director and Dean of the College of Nursing
                             of New Jersey                            Rutgers State University, New Jersey
                             Ackerson Hall #102C
                             180 University Avenue
                             Newark, NJ 07102-1897
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John L. Krakauer             348 Jade Road                            Director, private investor and consultant
                             Silverthorne, CO 80498
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Vernon B. Lewis              Military Professional Resources, Inc.    Director and Chairman of the Board of Military
                             12860 Hillcrest #109                     Professional Resources, Inc.
                             Dallas, TX 75230
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Dennis J. Reimer             Memorial Institute for the               Chairman of the Board and Director and
                             Prevention of Terrorism                  Director of the National Memorial Institute
                             204 North Robinson, Ste 1404             for the Prevention of Terrorism
                             Oklahoma City,73102
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William R. Roach             3150 West Higgins Rd, Ste 155            Director and private investor and consultant
                             Hoffman Estates, Il 60195
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Arthur W. Stellar            High/Scope Educational                   Director and President and Chief Executive
                             Research Foundation                      Officer of High/Scope Educational Research
                             600 North River Street                   Foundation
                             Ypsilanti, MI 48198-2898
--------------------------------------------------------------------------------------------------------------------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Agreement of each Stockholder to execute and deliver the Voting Agreements was made in consideration for, and as a condition precedent to, PLATO executing the Agreement and Plan of Merger dated January 31, 2001, (as amended, the "Merger Agreement") between PLATO, Wasatch and a wholly-owned subsidiary of PLATO, WILC Acquisition Corporation ("WILC").

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (j). The Voting Agreements were entered into as a condition of, and in consideration for, PLATO's entering into the Merger Agreement. Pursuant to the Voting Agreements, each Stockholder has agreed to vote Wasatch Shares he or she owns: (i) in favor of approval of the merger and Merger


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
Agreement, (ii) against any action that would breach any obligation or statement in the Merger Agreement and (iii) against certain specified extraordinary transactions.

          PLATO and Wasatch plan to merge Wasatch with and to WILC, with WILC remaining as the surviving corporation. WILC will change its name to "Wasatch Interactive Learning Corporation" following the merger. The Merger Agreement provides that, at the effective time of the merger, generally, each issued and outstanding share of Wasatch common stock will be automatically converted into the right to receive an aggregate amount of validly issued, fully paid and non-assessable shares of PLATO common stock equal to the merger exchange ratio.

The merger exchange ratio will equal the following:

                   12,000,000 / PLATO per share market value
         --------------------------------------------------------------
           Total number of shares of Wasatch common stock outstanding

PLATO per share market value is the average closing price of PLATO common stock on the Nasdaq National Market System over the five-day period immediately prior to closing.

          Upon consummation of the merger, pursuant to the terms of the Merger Agreement, (i) the Certificate of Incorporation and By-Laws of WILC as in effect immediately prior to the effectiveness of the merger shall be the Certificate of Incorporation and By-laws of the surviving corporation in the merger, (ii) the directors of WILC immediately prior to the effectiveness of the merger shall be the directors of the surviving corporation in the merger, and (iii) the officers of WILC immediately prior to the effectiveness of the merger shall be the officers of the surviving corporation in the merger.

          In addition, as a result of the consummation of the merger, the common stock of Wasatch will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and application will be made to remove the common stock from quotation on the Over the Counter Bulletin Board.

          The descriptions of the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 1 through 8 and which are incorporated herein by reference.

          Other than as described above, PLATO has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.



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

          The information in Items 3, 5 and 6 of this Statement is incorporated by reference in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a)-(b). As a result of the Voting Agreements, PLATO may be deemed to beneficially own 5,990,377 Wasatch Shares, which represents approximately 69% of the issued and outstanding Wasatch Shares as of January 31, 2001. Pursuant to the terms of the Voting Agreements, each Stockholder has agreed at any meeting of Wasatch stockholders, or pursuant to any written consent of stockholders in lieu of such meeting, to vote Wasatch Shares held by him as of the relevant record date: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions. In addition, each Stockholder irrevocably grants to John Murray and John M. Buske in their respective capacity as officers of PLATO, and to any person who shall succeed to any such office of PLATO, a proxy to vote Wasatch Shares they own or beneficially own and appoints such officers of PLATO as his attorney-in-fact until the earlier of the effective date of the merger or the termination of the Merger Agreement or such other date specified in the respective Voting Agreement.

          However, the rights to: (i) receive dividends from, (ii) direct the receipt of dividends from, (iii) receive proceeds from the sale of, and (iv) direct the receipt of proceeds from the sale of each Stockholder's Wasatch Shares remain with each respective Stockholder. In addition, other than the grant of the irrevocable proxy by each of the Stockholders thereunder to vote all of the Wasatch Shares subject to the Voting Agreements as described above, each of the Stockholders under the Voting Agreements has retained sole voting power with respect to the Wasatch Shares subject to the Voting Agreement. Nothing herein shall be deemed an admission by PLATO as to the beneficial ownership of any Wasatch Shares, and PLATO expressly disclaims beneficial ownership of all Wasatch Shares except to the extent described above.

          (c). To the best of PLATO's knowledge, no transactions in Wasatch Shares have been effected during the past 60 days by PLATO or any other person described in Item 2 hereof other than as set forth in the Merger Agreement and the Voting Agreements.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE COMPANY.

          The contracts, arrangements, understandings or relationships with respect to the Wasatch Shares consist of the Merger Agreement and the Voting Agreements relating thereto. The Voting Agreements are attached hereto as exhibits and specifically incorporated by reference herein.

          Except for the Merger Agreement and the Voting Agreements, neither PLATO nor, to the best of PLATO's knowledge, any other person named in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to Wasatch


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

Shares, including, but not limited to, transfer or voting of any of the Wasatch Shares, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the Wasatch Shares.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1. Voting Agreement among PLATO, Barbara Morris and Carol Loomis, dated February 14, 2001, filed herewith.

          2. Voting Agreement between PLATO and Johnny R. Thomas, dated February 14, 2001, filed herewith.

          3. Voting Agreement between PLATO and Briget A. Francis, dated February 14, 2001, filed herewith.

          4. Voting Agreement between PLATO and John C. Francis, dated February 14, 2001, filed herewith.

          5. Voting Agreement between PLATO and Scott Loomis, dated February 14, 2001, filed herewith.

          6. Voting Agreement between PLATO and Helen Thomas, dated February 14, 2001, filed herewith.

          7. Voting Agreement between PLATO and Western Financial Communications, Inc., dated February 14, 2001, filed herewith.

          8. Agreement and Plan of Merger dated January 31, 2001 by and among PLATO, Wasatch and WILC.

          9. Amendment No. 1 to Agreement and Plan of Merger dated February 20, 2001, between PLATO, Wasatch and WILC.




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
                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 23, 2001


                                     PLATO Learning, Inc.


                                     By:  /s/ JOHN M. BUSKE
                                          -----------------------------------
                                          Name:  John Buske
                                          Title: Vice President, Finance and
                                                 Chief Financial Officer





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
                                  EXHIBIT INDEX



          EXHIBIT NO.
          -----------

          1. Voting Agreement among PLATO, Barbara Morris and Carol Loomis, dated February 14, 2001, filed herewith.

          2. Voting Agreement between PLATO and Johnny R. Thomas, dated February 14, 2001, filed herewith.

          3. Voting Agreement between PLATO and Briget A. Francis, dated February 14, 2001, filed herewith.

          4. Voting Agreement between PLATO and John C. Francis, dated February 14, 2001, filed herewith.

          5. Voting Agreement between PLATO and Scott Loomis, dated February 14, 2001, filed herewith.

          6. Voting Agreement between PLATO and Helen Thomas, dated February 14, 2001, filed herewith.

          7. Voting Agreement between PLATO and Western Financial Communications, Inc., dated February 14, 2001, filed herewith.

          8. Agreement and Plan of Merger dated January 31, 2001 by and among PLATO, Wasatch and WILC.

          9. Amendment No. 1 to Agreement and Plan of Merger dated February 20, 2001, between PLATO, Wasatch and WILC.




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